December 4, 2024

Matthew E. Poff
Chief Financial Officer and Treasurer
The York Water Company
130 East Market Street
York, PA 17401

       Re: The York Water Company
           Registration Statement on Form S-3
           Filed November 26, 2024
           File No. 333-283488
Dear Matthew E. Poff:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Jeffrey G. Aromatorio